82-34682


Bionomics
Limited

23 April 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


03022190


SEC MAIL PROCESSING
RECEIVED
MAY 05 2003
WASH, D.C. 207 SECTION

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

J. Mashado.

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Jill Mashado
Company Secretary

dlw 6/4

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Bionomics
Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
24 April 2003

BIONOMICS INCREASES CASH RESERVES

Bionomics Limited (ASX:BNO, US OTC:BMICY) today announced that they have raised $1.25 million by way of the Share Purchase Plan, announced on 19 February 2003, and a private placement.

The Company also lodged its Appendix 4C today for the quarter ended 31 March 2003 reflecting cash on hand as at 31 March 2003 of $6.6 million. The Company's cash reserves are currently in excess of $7 million, placing the company in a strong financial position.

"The funds raised by this Share Purchase Plan and placement will be used to fast track the discovery of better drugs to treat epilepsy. Our discovery process will utilise Bionomics' proprietary ionX™ discovery platform and epilepsy genetics intellectual property, which is at the cutting edge of drug discovery", said CEO Dr Deborah Rathjen.

Shareholder funds will be supplemented in this program following the award of an R&D START Grant of $2.9 million over 2 years, which was announced on 19 February 2003. The award of the grant is an endorsement of the commercial potential of the ionX™ platform to deliver new treatments for epilepsy.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The company has an American Depository Receipts (ADRs) program on the US OTC exchange via the Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed

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CNS market is the second largest sector of the pharmaceuticals market, valued in 2001 at US$52 billion and projected to grow to US$77 billion by 2007. The epilepsy sector comprises approximately four million patients globally and 180,000 new cases are diagnosed in the US alone each year.

For more information about Bionomics, visit www.bionomics.com.au

Further information required by Listing Rule 3.10.3 accompanies this announcement.

In accordance with ASIC Class Order 02/1180 the Company advises that there is no information of the kind that would be required to be disclosed under Section 713(5) of the Corporations Act if a prospectus were to be issued in reliance on Section 713 of the Act in relation to an offer of the securities.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

Or visit the Bionomics website on www.bionomics.com.au

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LISTING RULE 3.10.3 INFORMATION

In accordance with Listing Rule 3.10.3, Bionomics provides the following details of the placement shares:

Class of Securities	FULLY PAID ORDINARY SHARES
Number to be issued	1,785,733
Principal terms of securities	The shares will carry standard rights applicable to ordinary shares in the Company and will, from the date of issue, rank equally with fully paid ordinary shares currently on issue.
Issue Price	$0.30 per share
Purpose of Issue	To raise working capital which primarily will be used to fast track the discovery of better drugs to treat epilepsy.
Shareholder Approval	The Company will not seek shareholder approval prior to the issue of the placement shares, as approval of this issue is not required by the Listing Rules. The Company intends to subsequently seek approval of this issue at the next annual general meeting pursuant to Listing Rule 7.4 (subsequent approval of an issue of securities).
Issue to Class	The issue is not being made to a class of security holders.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BIONOMICS LIMITED

ABN	Quarter ended ("current quarter")
53 075 582 740	31 MARCH 2003

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		0	80
1.2	Payments for	(a) staff costs	(513)	(1,490)
		(b) advertising & marketing	(23)	(76)
		(c) research & development	(325)	(1,453)
		(d) leased assets	0	0
		(e) other working capital	(257)	(629)
1.3	Dividends received		0	0
1.4	Interest and other items of a similar nature received		78	295
1.5	Interest and other costs of finance paid		0	(155)
1.6	Income taxes paid		0	0
1.7	Other (provide details if material)		0	1
	R&D Start Grants (including B.I.F)		229	653
	Rent Received		47	128
	Export Market Development Grant		60	60
	Net operating cash flows		(704)	(2,586)

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Appendix 4C
Quarterly report for entities admitted on the basis of commitments

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(704)**	**(2,586)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)	0	0
	(b) equity investments		
	(c) intellectual property	0	0
	(d) physical non-current assets	(7)	(29)
	(e) other non-current assets	0	0
1.10	Proceeds from disposal of: (a) businesses (item 5)	0	0
	(b) equity investments	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	0	0
	(e) other non-current assets	0	0
1.11	Loans to other entities	0	0
1.12	Loans repaid by other entities	0	0
1.13	Other (provide details if material)	0	0
	Net investing cash flows	(7)	(29)
1.14	**Total operating and investing cash flows**	(711)	(2,615)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	596	596
1.16	Proceeds from sale of forfeited shares	0	0
1.17	Proceeds from borrowings	0	0
1.18	Repayment of borrowings	0	0
1.19	Dividends paid	0	0
1.20	Other (capital raising costs)	0	0
	Net financing cash flows	596	0
	Net increase (decrease) in cash held	(115)	(2,019)
1.21	Cash at beginning of quarter/year to date	6,720	8,624
1.22	Exchange rate adjustments to item 1.20	0	0
1.23	**Cash at end of quarter**	6,605	6,605

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Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	100
1.25	Aggregate amount of loans to the parties included in item 1.11	0

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	0	0
3.2	Credit standby arrangements	0	0

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	364	454
4.2 Deposits at call	6,241	6,266
4.3 Bank overdraft	0	0
4.4 Other (provide details)	0	0
Total: cash at end of quarter (item 1.22)	6,605	6,720

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does / ~~does not*~~ *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 24 April 2003
(Director)

Print name: DEBORAH RATHJEN

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Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.